

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



02036487

NO ACT
P.E 2-26-02
0-14338

April 1, 2002

Don S. Williams
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2002

Re: Autodesk, Inc.
Incoming letter dated February 26, 2002

Dear Mr. Williams:

This is in response to your letters dated February 26, 2002 and March 18, 2002 concerning the shareholder proposal submitted to Autodesk by CREF. We also have received a letter from the proponent dated March 4, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Peter C. Clapman
Senior Vice President
and Chief Counsel, Corporate Governance
TIAA-CREF
730 Third Avenue
New York, NY 10017-3206



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

February 26, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Stockholder Proposal for Inclusion in Autodesk, Inc. 2002 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Autodesk, Inc., a Delaware corporation (the "*Company*" or "*Autodesk*"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "*Proxy Statement*"), the supporting statement thereto, and a copy of this letter. The Company currently expects to hold its 2002 Annual Meeting of Stockholders in June 2002 and to distribute the Proxy Statement on or about May 20, 2002.

By letter dated January 11, 2002, Teachers Insurance and Annuity Association-College Retirement Equities Fund ("*TIAA-CREF*") submitted a proposal (the "*Proposal*"), together with a supporting statement (the "*Supporting Statement*"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans or plan amendments that would materially increase potential dilution to shareholders for approval.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal deals with matters relating to the conduct of ordinary business operations of the Company, and may be omitted in accordance with Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented, and accordingly may be omitted in accordance with Rule 14a-8(i)(10); and

650 Page Mill Road, Palo Alto, CA 94304-1050 • 650.493.9300 Tel • 650.493.6811 Fax • www.wsgr.com
AUSTIN • KIRKLAND • McLEAN • NEW YORK CITY • PALO ALTO • SALT LAKE CITY • SAN FRANCISCO

3. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and accordingly may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Exchange Act and the discussion below, we hereby request the concurrence of the Division of Corporation Finance (the "*Division*") of the Securities and Exchange Commission (the "*Commission*") that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Company's Proxy Statement.

I. Under Rule 14a-8(i)(7), the Proposal may be omitted because it would interfere with the conduct of ordinary business operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

The Division has recently indicated that a stockholder proposal almost identical to the Proposal and also submitted by TIAA-CREF, which requires that a Board of Directors submit to a shareholder vote all equity compensation plans other than those that would not result in material potential dilution, may be excluded under Rule 14a-8(i)(7) as relating to the issuer's ordinary business operations. Adobe Systems Incorporated (available February 1, 2002).

A. The Proposal addresses "general compensation matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

The Division has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business." Therefore, such proposals cannot be excluded from a registrant's proxy materials. Reebok International Limited (available March 16, 1992) (proposal requested that a compensation committee be established to evaluate executive compensation). The Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Xerox Corporation (available March 25, 1993).

If adopted, the Proposal requests that Autodesk submit for stockholder approval the equity compensation plans benefiting all employees of Autodesk, not simply those plans covering executive officers and directors. The Nonstatutory Stock Option Plan (the "*NSO Plan*"), the Company's only equity compensation plan that has not been submitted to Autodesk's stockholders for their approval, does not permit participation by directors or executive officers of Autodesk. Each of Autodesk's equity compensation plans pursuant to which Autodesk directors and executive officers have been granted awards has been approved by Autodesk's stockholders. Therefore, because the Proposal is not limited to equity compensation plans that benefit executive officers and directors of Autodesk, the Proposal relates to "general compensation matters" and it may be excluded under Rule 14a-8(i)(7).

The Division has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." Huntington Bancshares (available January 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average stockholders equity, but also return on average assets and customer satisfaction surveys). The Division has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). ConAgra Foods, Inc. (available June 8, 2001) (proposal amending equity plan terms and requiring accounting changes); Sempra Energy (available January 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives).

For example, in AT&T Corp. (available February 28, 2000), the Division concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Division acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)." See also Bio-Technology General Corp. (available April 28,

2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Therefore, while executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Division has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. Comshare, Incorporated (available September 5, 2001).

The Proposal, if adopted, would limit Autodesk's ability to grant options to rank-and-file employees. The NSO Plan is the only equity compensation plan that has not been approved by Autodesk's stockholders. The NSO Plan permits the Company to grant stock options to employees and consultants and does not permit participation by executive officers. The NSO Plan is extremely broad-based. Indeed, to date, stock options have been granted under the NSO Plan to over 5,000 Autodesk employees, none of whom were executive officers at the time of grant.

By its terms, the Proposal requests that Autodesk submit for stockholder approval all of its equity-based compensation plans, whether or not they apply to executive officers. However, Autodesk has already obtained stockholder approval for those plans that permit new grants to be made to executive officers. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Autodesk's five most highly compensated executive officers, it must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "*Code*"). Because Autodesk's intention is to preserve the deductibility of compensation made to its senior executive officers as permitted by Section 162(m) of the Code, Autodesk has granted and intends to grant equity awards to these senior executive officers only under stockholder approved plans. Autodesk uses the 1996 Stock Plan, as amended (the "*1996 Plan*") to award new equity compensation grants to those individuals. Thus, the Proposal, if implemented, would not relate to plans pursuant to which the Company provides executive compensation, but rather only those plans that the Company uses for its employees generally.

Accordingly, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the types of compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and Board of Directors of the Company.

B. The Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Division has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. E*TRADE Group, Inc. (available October 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); K-Mart Corporation (available March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Notwithstanding the foregoing, the Company recognizes that proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Division has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. El Paso Energy Corporation (available March 9, 2001) (proposal to eliminate restricted stock grants referred to "executives" and "managers"); Milacron, Inc. (available January 24, 2001) (proposal referred to "all officers and top management"); and Broadwing, Inc. (available February 9, 2000) (proposal referred to "executives"). See also Division of Corporate Finance, Staff Legal Bulletin No. 14, Section E, Questions (July 13, 2001).

However, in those cases where proposals clearly apply to a registrant's "general compensation matters," the Division does not permit proponents to revise proposals to apply to "executive compensation." E.I. du Pont de Nemours and Company (available March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); Sempra Energy (available January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); and AT&T Corp. (available February 28, 2000) (proposal related to stock-based compensation generally). In the present instance, if the Proposal were modified to apply only to compensation plans under which grants are made to executive officers, it would already be implemented as all of such plans have been submitted to Autodesk's stockholders for approval. The Proposal addresses the Company's "general compensation matters," because it applies to compensation plans covering employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

II. Under Rule 14a-8(i)(10), the Proposal may be omitted as it has been substantially implemented.

Rule 14a-8(i)(10) permits a registrant to omit a proposal if it "has already substantially implemented the proposal." For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented; the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983). Autodesk has substantially implemented the Proposal by having all its equity compensation plans (other than one plan, the NSO Plan, that is available to all Autodesk employees other than executive officers) approved by Autodesk's stockholders.

The Company adopted the NSO Plan on August 14, 1996 and amended the NSO Plan most recently on March 20, 2001. The NSO Plan provides for the grant of options to Autodesk's employees and consultants other than its executive officers. Because the NSO Plan does not provide for the grant of "incentive stock options," stockholder approval of the NSO Plan is not required by the Code. The NSO Plan is not required to be submitted to stockholders for approval under any other applicable law or exchange rule. Directors and executive officers of Autodesk do not participate in the NSO Plan. The NSO Plan is the only Autodesk equity compensation plan that has not been approved by Autodesk's stockholders.

As part of its basic compensation strategy, Autodesk sponsors several equity compensation plans and all of these plans, except the NSO Plan, have been submitted to its stockholders for approval. Historically, Autodesk has utilized stock options, restricted stock, performance shares and other equity awards to motivate and retain its employees since the adoption of the Company's 1982 Employee Incentive Stock Option Plan which plan was originally approved by stockholders in April 1982.

The Company presently submits all of its compensation plans under which it makes grants to executives for approval by its stockholders and has stated its intention to do so in the future. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Autodesk's top five most highly compensated executive officers, it must submit for stockholder approval the option plans pursuant to which these individuals receive grants as required by Section 162(m) of the Code. The Company has articulated its policy of preserving the deductibility of its executive compensation to the maximum extent possible. See Autodesk's 2001 Proxy Statement, Report of the Compensation Committee of the Board of Directors, Deductibility of Executive Compensation. In order to achieve that goal, the stock options and performance shares granted to Autodesk's five most highly compensated executive officers must be made pursuant to a stockholder-approved plan. To date, Autodesk has submitted to its stockholders for approval the plans pursuant to which compensation is to be paid to its most highly compensated executives and, in order to preserve deductibility, Autodesk has stated its intention to do so in the future.

Autodesk presently sponsors the 1996 Plan, which was submitted to and approved by its stockholders initially in June 1996. The 1996 Plan is used to grant options to the Company's employees, including its executive officers.

Autodesk's non-employee directors participate in the 2000 Directors' Option Plan (the "*Directors' Plan*"), which provides for the granting of non-qualified stock options to the Company's non-employee directors. The Directors' Plan was initially approved by Autodesk's stockholders in June 2000.

Autodesk also sponsors the 1998 Employee Qualified Stock Purchase Plan that permits eligible employee participants to purchase shares of its common stock at a discount through payroll deductions. The ESPP was approved by Autodesk's shareholders in March 1998, as is required to secure tax-favored status for ESPP participants under Section 423 of the Code.

In accordance with rules promulgated by the Nasdaq National Market, Autodesk's stockholders have approved all compensation plans under which any director or senior executive may receive a grant of stock options or other equity-based awards, and all amendments to increase the number of shares authorized for issuance under such plans, other than the broadly based NSO Plan that is available to all employees of Autodesk other than executive officers, for which such approval is not required by rules of the Nasdaq National Market.

In previous no-action letters, the Division has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Incorporated (available March 28, 1991). In essence, the Proposal asks Autodesk to have its equity-based compensation programs approved by the Company's stockholders. As Autodesk has substantially implemented this policy to date, the Proposal may be properly excluded under Rule 14a-8(i)(10).

III. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.

The Supporting Statement contains statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission under Rule 14a-(8)(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity.

The Supporting Statement omits certain facts relevant to stockholders' considerations when it speaks of the "right of shareholders to vote on equity compensation plans." As mentioned previously, there is no legal requirement or exchange rule that requires broad-based equity compensation plans to be submitted to a stockholder vote. Indeed, the Nasdaq National Market's rules specifically exclude equity plans that meet the requirements of a broadly-based plan from its shareholder approval requirements. Additionally, Autodesk has submitted those plans that it is required to or that it deems advisable for stockholder approval. To suggest that stockholders have a general right to approve stock option plans is misleading.

Conclusion

By copy of this letter, TIAA-CREF is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the supporting statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. If you need any additional information, please call the undersigned at (650) 320-4675. Thank you.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Don S. Williams

cc: Marcia K. Sterling, Autodesk, Inc.
Pascal Di Fronzo, Autodesk, Inc.

Kenneth A. Bertsch, TIAA-CREF

Mark A. Bertelsen, WSGR
Katherine Haar, WSGR

EXHIBIT A

RESOLUTION

WHEREAS, the Company's Board of Directors has adopted a stock option plan that could materially dilute ownership positions of existing shareholders, and the Board did not seek shareholder approval for the plan;

WHEREAS, we believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans;

RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans or plan amendments that would materially increase potential dilution to shareholders for approval.

SUPPORTING STATEMENT

Stock option plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders generally, and the proponent of this resolution, have supported the reasonable use of stock options. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

We are concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive stock option plans without asking for approval from shareholders. This contrasts with many companies that appreciate the important role of shareholders in this arena, and that, in their discretion, submit all stock option plans to shareholders even if current law and exchange listing requirements do not require it.

Autodesk did not seek shareholder approval for its Nonstatutory Stock Option Plan. Under this plan, a total of 8.45 million shares had been authorized as of March 2001. This was equivalent to about 15.7% of shares that were outstanding as of April 2001. In addition to the Nonstatutory Stock Option Plan, the company has other equity compensation plans that have been approved by shareholders, including an "evergreen" plan that provides a 3.5% annual allotment of shares. We believe that all plans should be subject to shareholder ratification.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans.



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

March 18, 2002

VIA OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Stockholder Proposal for Inclusion in Autodesk, Inc. 2002 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Autodesk, Inc., a Delaware corporation (the "**Company**" or "**Autodesk**"), we respectfully submit six copies of the following rebuttal to the response letter dated March 4, 2002 (the "**Response Letter**") by Teachers Insurance and Annuity Association – College Retirement Equities Fund ("**TIAA-CREF**") to our no-action request dated February 26, 2002 (the "**No-Action Request**") to the Division of Corporation Finance (the "**Division**") of the Securities and Exchange Commission (the "**Commission**") under Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

We previously filed on February 26, 2002 with the Commission, six copies of the proposal submitted by TIAA-CREF dated January 11, 2002 (the "**Proposal**") for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "**Proxy Statement**"), the supporting statement thereto (the "**Supporting Statement**"), and a copy of the No-Action Request. For the Division's reference, the Company currently expects to hold its 2002 Annual Meeting of Stockholders in June 2002 and to distribute the Proxy Statement on or about May 20, 2002.

The Response Letter has not altered the Company's view that the Proposal and the Supporting Statement may be properly omitted from the Proxy Statement for the reasons set forth in the No-Action Request. The Proposal, if adopted, would limit Autodesk's ability to grant options to rank and file employees and would thereby interfere with the manner in which the Company compensates its rank and file employees, which is clearly within the ordinary business exclusion of Rule 14a-8(i)(7). The Proposal is excludable under the ordinary business exclusion because it addresses "general compensation matters" and applies to equity compensation plans designed for the benefit of the Company's employees generally, and is not limited to plans that apply to executive officers.

650 Page Mill Road, Palo Alto, CA 94304-1050 • 650.493.9300 Tel • 650.493.6811 Fax • www.wsgr.com
AUSTIN • KIRKLAND • McLEAN • NEW YORK CITY • PALO ALTO • SALT LAKE CITY • SAN FRANCISCO

The Commission has stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998). As explained in the No-Action Letter, the Division has consistently ruled that rank and file employee compensation matters clearly fall within this policy.

Furthermore, the Division has recently ruled that another stockholder proposal submitted by TIAA-CREF and almost identical to the Proposal that Autodesk received, requesting that the board of directors submit to a shareholder vote all equity compensation plans other than those that would not result in material potential dilution, may be properly excluded under Rule 14a-8(i)(7) as relating to the issuer's ordinary business operations. Adobe Systems Incorporated (available February 1, 2002)

Conclusion

Accordingly, we renew our request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement for the reasons set forth above and in the No-Action Request. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. If you need any additional information please call the undersigned at (650) 320-4675. Thank you for your attention to this matter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Don S. Williams

Cc: Marcia K. Sterling, Autodesk, Inc.
Pascal Di Fronzo, Autodesk, Inc.
Peter C. Clapman, TIAA-CREF
Kenneth A. Bertsch, TIAA-CREF
Mark A. Bertelsen, WSGR



Teachers Insurance and Annuity Association of America
College Retirement and Equities Fund
730 Third Avenue
New York, NY 10017-3206
212 490-9000 800 842-2733

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
(212) 916-4232
(212) 916-5813-FAX
pclapman@tiaa-cref.org

March 4, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing in reference to the letter, dated February 26, 2002 (the "No-Action Request"), submitted by Wilson Sonsini Goodrich & Rosati Professional Corporation ("Wilson Sonsini") to the Office of the Chief Counsel of the Division of Corporation Finance (the "Division") on behalf of Autodesk, Inc. (the "Company" or "Autodesk"). In the No-Action Request, Wilson Sonsini asked the staff of the Division to confirm that it would take a no-action position if the Company omits from its proxy statement for its 2002 Annual Meeting of Stockholders a proposal submitted by the College Retirement Equities Fund ("CREF") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CREF has proposed to include in the Company's proxy statement a resolution requesting the Company's Board of Directors to submit for shareholder approval all material equity compensation plans (the "Proposal"). The use of equity-based compensation plans raises fundamental economic, policy, and corporate governance issues on which shareholders should have the right to express their views. Shareholders have a vital interest in the use of such compensation because all equity compensation poses real and demonstrable risks of diluting the value of existing stock.

Wilson Sonsini asserts that the CREF proposal may be omitted on several grounds. For the reasons discussed below, each of these arguments is mistaken, and there is no appropriate basis on which the Company may omit the Proposal from its proxy statement.

As discussed below, the use of equity-based compensation raises significant policy issues. These issues have been the subject of a widespread and intensifying debate, as demonstrated by the enclosed exhibits. Just since February 1, 2002, at least 30 general press articles have been published discussing the controversy over equity-based compensation, including a two-page discussion of the subject in the March 4, 2002 issue of *Business Week*.[1] Accordingly, the Proposal is not excludible under any of the exceptions to Rule 14a-8, and must be included in the Company's proxy statement. The policy and corporate governance concerns raised by equity compensation plans have been widely acknowledged and debated in the investment community, the press and at least five separate major legislative and regulatory bodies. Recent regulatory proposals and debates concerning option compensation by the NYSE, Nasdaq, the Financial Accounting Standards Board ("FASB"), the International Accounting Standards Board ("IASB"), Congress and the SEC itself attest to the scope and importance of this debate.

In considering whether the use of equity-based compensation constitutes a significant policy issue and not excludible ordinary business, it is important to keep in mind the purpose of the proxy process and the intended purpose of Rule 14a-8. The proxy process is the principal means available to shareholders to communicate collectively with a company's board concerning significant policy issues that directly affect the value of shareholders' investments. Debates over management's use of equity, shareholders' own currency, should logically take place through the proxy process. The Commission itself has acknowledged that Rule 14a-8 is meant to "provid[e] a means for [shareholders] to communicate with management and among themselves on significant matters."[2] In fact, the Commission's recent amendments to 14a-8 were designed to expand the scope of 14a-8 in order to "make a company's managers more responsive to shareholders" and ultimately "better align the interests of the company's management with that of shareholders."[3] Specifically, the social policy exception was designed to "require companies to include proposals in their proxy materials that some shareholders believe are important to companies and fellow shareholders."[4]

Shareholders are ultimately the owners of the companies in which they invest, and their foremost interest as shareholders is in the economic value of their investments. The unchecked use of equity-based compensation directly diminishes the value of the investment represented by their shares. Given the traditional separation of ownership and management responsibilities in public companies, shareholders are relegated to the proxy process to collectively communicate with the board regarding its stewardship of the enterprise, and thereby ultimately protect their economic investments. It would be ironic indeed for the significant policy exception to be construed so that it required companies to include in their proxies proposals addressing the use of

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[1] David Henry, et. al., *Too Much of a Good Incentive?*, BUS. WK., March 4, 2002, at 38.

[2] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[3] Amendments to Rules on Shareholder Proposals, Release No. 34-39093 (Sept. 18, 1997).

[4] Id.

conscientious farming techniques by company suppliers,[5] lending and operations practices in lesser developed countries,[6] and relationships with entities doing business in Burma,[7] but allowed them to exclude our Proposal, which concerns an issue with a direct economic impact on one of the most fundamental interests of shareholders, the value of the shares themselves.

Given the corporate governance significance of the option policy debate, it would be singularly inappropriate to allow the Company to use the "ordinary business operations" exception to exclude the CREF Proposal. To allow the Company to use Rule 14a-8 to shield itself against the legitimate corporate governance concerns of its shareholders is simply antithetical to the entire purpose of the rule.

I. Because equity compensation raises significant policy issues that have been the subject of a widespread and intensifying debate, the Proposal is not excludible from the proxy statement as "ordinary business."

The No-Action Request asserts that the Proposal is excludable under Rule 14a-8(i)(7), which allows an issuer to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." However, the Proposal does not constitute "ordinary business" within the meaning of Rule 14a-8 because it addresses significant economic and corporate governance policy questions, and Wilson Sonsini's arguments in this regard mistake the nature of the ordinary business operations exclusion and the CREF Proposal.

A. *Shareholder proposals raising significant policy issues may not be excluded from proxy solicitation materials under Rule 14a-8(i)(7) even if they address employee compensation matters.*

Wilson Sonsini asserts that the Proposal is excludible as a "general compensation matter" because it applies to plans covering non-executive employees. The No-Action Request implies that all proposals affecting the compensation of rank-and-file employees are automatically excludible as "ordinary business" under Rule 14a-8(i)(7).

However, proposals addressing significant social or policy issues are not excludible under Rule 14a-8(i)(7). In 1998, the SEC staff issued a release formally recognizing that shareholder proposals raising "significant social policy issues" are not excludible under the "ordinary business operations" exception to Rule 14a-8.[8] In adopting this policy, the SEC reinstated its

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[5] McDonald's Corp. (Mar. 3, 1989).

[6] Citigroup, Inc. (Feb.1, 1999).

[7] Citigroup, Inc. (Feb. 9, 2001).

[8] Amendments to Rules on Shareholder Proposals, Release No. 34-30018 (May 21, 1998) ("1998 Release").

previous position that shareholder proposals addressing matters with "significant policy, economic or other implications" should not be excluded as ordinary business.[9]

Rather than categorically excluding broad categories of proposals as ordinary business, the Division makes case-by-case determinations of whether particular shareholder proposals raise substantive policy issues.[10] Thus, our Proposal is not excludible solely on the basis that it addresses non-executive compensation. Rule 14a-8(i)(7) was designed to exclude only proposals involving "business matters that are mundane in nature and do not involve any substantive policy or other considerations."[11] The active and intensely fought debate surrounding the increasing use of equity compensation clearly demonstrates that the use of broad-based equity compensation plans is not a mundane matter at all, but rather, a matter of fundamental importance concerning the balance of power between boards, employees, and shareholders.

Moreover, the staff in the past has refused to permit exclusion of shareholder proposals raising significant policy issues involving broad-based compensation plans. In General DataComm Industries (Dec. 9, 1998), the SEC determined that option repricing did not constitute "ordinary business" under 14a-8(i)(7), even though it affected non-executive employee compensation, because of the "widespread public debate concerning option repricing and the increasing recognition that the issue raises significant policy issues." Similarly, in another no-action decision applying the social policy exception to an otherwise "general compensation" matter, the staff again focused on "widespread public debate" and the public recognition of "social and corporate policy issues" as indicators that the ordinary business exclusion did not apply. International Business Machines Corporation (Feb. 16, 2000) (denying no-action request regarding an employer's switch from defined benefit pension plans to cash-balance plans).

Because the General DataComm proposal and the CREF Proposal raise precisely the same issues of public policy and corporate governance, they are both clearly outside of the scope of general business operations under Rule 14a-8(i)(7) on the same basis. In fact, the issue of shareholder voting rights on equity compensation plans is a key part of the very same "widespread public debate" and "increasing public recognition" that were the basis for the staff's decision in General DataComm. Both issues generate the same legitimate shareholder policy concerns regarding corporate governance and equity dilution. Like the issue of analyst independence addressed in the staff's recent denial of a no-action request by The Goldman Sachs Group, stock options have become the focus of an increasingly urgent and widespread public debate. The Goldman Sachs Group, Inc. (Jan. 15, 2002) (denying no-action request regarding shareholder proposal addressing analyst independence).

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[9] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (Nov. 22, 1976) ("1976 Release").

[10] 1998 Release.

[11] 1976 Release.

B. ***The Proposal addresses precisely the kind of significant policy issues protected from the scope of the Rule 14a-8(i)(7) ordinary business operations exception.***

The issue of shareholder approval for equity-based compensation plans is among the most significant corporate governance issues currently confronting regulators, corporations, and investors. Former Chairman Arthur Levitt deemed the issue a "matter of fundamental fairness and sound corporate governance."[12] Moreover, Eric D. Roiter, Senior Vice President and General Counsel for Fidelity Management and Research Company, has called stock options "currency…taken out of shareholders' wallets,"[13] and *Forbes* magazine has described stock options as a "mortgage on future earnings."[14]

Whether measured by dollar value, number of options granted, or as a percentage of stock issued, the use of stock option compensation within the past several years has dramatically transformed the compensation structure of U.S. corporations and the nature of the relationship between equity owners and employees. Between 1997 and 2000, the dollar value of options granted to employees at the nation's 2000 largest companies more than tripled, rising from $50 billion to $162 billion in just three years.[15] Option compensation continues to grow more popular with each passing year. Between 2000 and 2001, the number of options granted by 50 major U.S. companies increased by 12 percent.[16] Moreover, to satisfy obligations under option compensation plans, companies are allocating an ever growing percentage of their issued stock to option compensation programs. In 2001, *Business Week* reported that "America's 200 largest corporations allocat[ed] a record 15% of their shares to employee stock options."[17]

Autodesk shareholders are subject to substantial potential dilution of their shares due to equity compensation plans maintained by the Company, including the Nonstatutory Stock Option Plan, which was not submitted to shareholders for approval. While Autodesk's 10-K reporting on specific stock option plans is more opaque than many other companies, from other filings it can be determined that a total of 8.45 million shares had been authorized under the Nonstatutory Stock Option Plan as of March 2001, equivalent to about 15.7% of shares outstanding as of April 2001. The Company has other equity compensation plans that were earlier approved by shareholders, including an "evergreen" plan that provides a 3.5% annual allotment of shares.

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[12] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, http://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[13] Eric D. Roiter, *The NYSE Wrestles with Shareholder Approval of Stock Option Plans*, INSIGHTS, March 2000.

[14] *Stock Options Are Diluting Future Earnings*, FORBES, May 18, 1998.

[15] Gretchen Morgenson, *Time to Look at Stock Options' Real Cost*, MARKET WATCH, Oct. 21, 2001.

[16] Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002.

[17] *Employee Stock Options are Still Hot*, BUSINESS WEEK, May 28, 2001.

Overall "run rates," including options from plans authorized by shareholders, averaged 8.3% per year in 1998-2000. Excluding future additions from the evergreen provision, which adds very substantially to potential dilution, we calculate an overhang of 30.5% from Autodesk option plans as of year-end 2000, the most recent date for which information is available.

The controversies surrounding equity compensation raise policy issues clearly transcending the scope of "ordinary business." On the most fundamental level, options and other equity-based compensation represent an equity stake in companies providing such compensation. The more stock issued under these plans, the less value represented by each individual share of stock, as the equity in the company must necessarily be divided among a larger number of shares. Even before options are actually exercised, the dilution threatened by such issuances creates "downward pressure" on the price of existing stock.[18] Existing shareholders clearly have a legitimate interest in the dilutive effects of stock option compensation and in the potential for significant shifts of ownership rights through such compensation.

This dilution of existing shares occurs regardless of the title of the recipient of such compensation, and the significant policy issue raised by this compensation is distinct from the general policy issues surrounding executive compensation. However, under current NYSE and Nasdaq rules, shareholder approval is not required for equity compensation plans if such plans are considered "broad-based" and cover rank-and-file employees.[19] The Proposal is aimed at providing existing shareholders with voting rights as a safeguard for protecting the value of their shares.

C. ***Despite shareholders' increasing concerns about the dilutive effects of equity compensation, they have been increasingly denied the opportunity to protect their foremost economic interests as shareholders.***

As equity compensation has increased in popularity over time, the dilution risks posed by such plans have become even more apparent as well. A recent study by Pearl Meyer & Partners demonstrated that the "average potential dilution from shares authorized for options at the top 200 companies hit a high of 16.32% in 2000, nearly double the potential dilution a decade earlier, when it stood at 8.34%."[20]

Shareholders are expressing increasing concern and frustration over the dilution risks posed by equity compensation plans. In a recent survey of institutional investors, more than 70% of the respondents expressed concern over the increasing numbers of stock options issued as compensation and the potential dilution posed by such issuances.[21] In fact, when given the

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[18] Ira T. Kay, *Stock Options and Optimal Overhang*, DIRECTORS & BOARDS, Mar. 22, 2001.

[19] Release No. 34-41479, 64 FR 31667 (June 4, 1999).

[20] Phyllis Plitch, *Big Investor Presses Cos. to Bring Options Plans to Vote*, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[21] Jeff Sommer, *The Corporate Concerns of Fund Managers*, N.Y. TIMES, Dec. 23, 2001 at 8.

chance to vote on such equity compensation plans, shareholders are increasingly registering this displeasure through their ballots. Research by the Investor Responsibility Research Center demonstrates that as dilution through stock option plans has increased, shareholder voting against new stock option plans also increased.[22] Although shareholders continue to vote in favor of most management-sponsored compensation proposals, according to Drew Hambly, an IRRC Senior Research Analyst, "the number of people paying attention by opposing the plans—and not just rubber stamping proposals—is increasing."[23] Moreover, studies have indicated that shareholder opposition to option plans is clearly correlated to increased levels of dilution; in other words, "[a]s dilution levels increase, so does opposition to the proposal."[24]

Shareholder vote outcomes at Autodesk clearly tend to confirm a link between levels of shareholder opposition to equity compensation plans and potential dilution. The stock option plan with the evergreen provision was approved by shareholders in 1998, with support from 50.8% of shares voted, and opposition from 48.0%. This level of opposition was up substantially from 1996, when the company had lower levels of potential dilution from stock plans, and when a proposal with no evergreen provision was supported by 71.9% of shares voted.

We believe the strong opposition in 1998 was a result of shareholder concern about potential dilution levels. It is relevant that a major information source for shareholders voting on this issue is Institutional Shareholder Services, which said in its report on the issue that "the company told ISS that the 3.5% annual increase is actually less than the number of options the company has historically granted each year. Therefore, the [evergreen] provision will force the company to reduce the number of options granted each year."[25] The statement, whether originating from Autodesk or ISS, appears in hindsight at least to have been an inaccurate forecast, since annual run rates at Autodesk have been well in excess of that amount, in part because of the Nonstatutory Stock Option Plan, the plan not approved by shareholders. The relevant point, however, is that the ISS report demonstrates that shareholders were clearly concerned about the overall level of potential dilution from all stock plans at Autodesk as a critical factor in assessing the evergreen proposal. Since 1998, Autodesk has not had to return to shareholders for approval of executive or employee stock option plans.

As a general trend, the increased dilution levels have been accompanied by the growing prevalence of "broad-based" plans bypassing shareholder approval requirements. A study by William M. Mercer, a human resources consulting firm, found that "54% percent of large U.S. companies now disclose having a broad-based stock option plan, up from 47% last year and 30%

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[22] Phyllis Plitch, *Big Investor Presses Cos to Bring Options Plans to Vote*, DOW JONES NEWS SERVICE, Feb. 13, 2002.

[23] Id.

[24] *Shareholders are Becoming More Particular About Stock Option Plans,* Investor Responsibility Research Center Corporate Governance Highlights, June 25, 1999.

[25] Eric Williams, *Proxy Analysis: Autodesk, Inc.*, Institutional Shareholder Services, March 18, 1998.

in 1997."[26] Notably, broad-based plans are actually even more likely to lead to dilution than plans reserved solely for officers and directors because such plans frequently require companies to reserve and grant larger numbers of shares.[27]

The exception to the shareholder voting requirement for "broad-based" equity compensation plans has allowed companies to deny shareholders the opportunity to express this dissatisfaction directly to management. In fact, the current interpretation of the broad-based exemption may actually be encouraging companies to implement broad-based plans as a means of avoiding shareholder voting. Although more than half of large U.S. companies now report having broad-based stock option plans,[28] fewer and fewer such plans are being presented on shareholders' proxy ballots. The number of stock plan proposals put to shareholder vote in 2001 declined 13.5 percent from 2000, and 23.5 percent from 1999.[29] We believe this decline is at least in part attributable to documented, deliberate attempts by boards to bypass shareholder voting due to increasing shareholder opposition to excessive option compensation.[30] In fact, about one-third of public technology companies employ option plans which have not been approved by shareholder vote, representing a six-fold increase from 1995.[31]

Unfortunately, companies may be simply reclassifying plans as "broad-based" in order to avoid shareholder voting even if options are only being actually granted to relatively few people under those plans.[32] According to Patrick McGurn, Director of Corporate Programs for

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[26] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[27] News Release, William M. Mercer, Incorporated, Sustained Bull Market Drove Use of Broad-Based Options to New Heights (Dec. 4, 2001).

[28] Press Release, William M. Mercer, Sustained Bull Market Drove Use of Broad-Based Stock Options to New Heights (Dec. 4, 2001).

[29] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity*, ISSUE ALERT, Sept. 2001.

[30] Randall S. Thomas and Kenneth J. Martin, "The Determinants of Shareholder Voting on Stock Option Plans," Vanderbilt University Law School Joe C. Davis Research Paper Series, Working Paper Number 99-22, Nov. 30, 1999 at 29.

[31] Patrick S. McGurn, *Debunking the Mythology of the Age of Equity,* ISSUE ALERT, Sept. 2001.

[32] Stephanie Strom, *SEC Widens Rule Covering Stock Options*, N.Y. TIMES, Dec. 20, 2001. See also, Stephanie Strom, *Even Last Year, Option Spigot Was Wide Open*, N.Y. TIMES, Feb. 3, 2002 (Ira T. Kay of Watson Wyatt Worldwide, a human resources consulting company, stated, "I've been in meetings of five boards that were very reluctant to go to shareholders to ask for more shares to underwrite option grants...[T]hey don't think they can justify it.").

Institutional Shareholder Services, "[m]any [Nasdaq-listed companies] say getting shareholder approval is the worst thing they have to face. They would give anything not to have to get it."[33]

D. ***Given the intensity of the debate surrounding equity compensation, the CREF Proposal clearly transcends the scope of the "ordinary business" exclusion under Rule 14a-8(i)(7).***

The use of equity-based compensation raises policy issues of such direct significance to the fundamental economic interests of shareholders and the equity compensation debate is so extensive as to satisfy any reasonable criteria the staff might rely on to screen out mundane proposals. The use of equity compensation is at least as significant to shareholders as other issues the staff has determined to fall within the ambit of the exception to the ordinary business rule. Moreover, the public debate on this issue—as evidenced by numerous regulatory and legislative proposals, extensive media coverage, and the diversity of voices actively participating—is no less widespread than debates on other issues that the staff has determined to fall within the exception to the rule.

Over the past decade, as equity-based compensation has skyrocketed, public, regulatory, academic and legislative bodies have all recognized the direct economic, policy and corporate governance interests of shareholders in such compensation. Facing mounting evidence of the dilutive effects of option-based compensation, shareholders—both large institutional shareholders and groups representing small individual investors—have become increasingly insistent that their role as the ultimate equity holders of the companies in which they invest should entitle them to have their voices heard when such compensation is under consideration.

The widespread debate over equity compensation is reflected in extensive media coverage, academic studies of the effects of option compensation, and statements by numerous stakeholders in the stock option debate. The dilutive effect of stock option plans has been the subject of an intense, ongoing public policy debate. Media coverage of equity compensation issues has mirrored the development of the various reform efforts, intensifying within the past several years and even within the past several months. In February of this year alone, the issue was the subject of at least 30 different major news articles.[34]

The option debate has been covered in more than 50 different media outlets across the country and internationally. Exhibit 1 lists the over 100 articles covering this issue that have appeared in various general publications since 1996. Media coverage has included major national news outlets such as *The Wall Street Journal*, *The New York Times*, *Business Week* and *Fortune*; regional media outlets such as *The Miami Herald*, *The Denver Post*, and *The Kansas City Star*; and international publications such as the *Financial Times*, *The Asian Wall Street Journal* and *The Economist*. The public policy and corporate governance issues raised by option compensation has also been extensively covered in specialized business oriented publications

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[33] *After Institutional Outcry, the NYSE Rethinks Its Listed-Firms Option Policy*, INVESTMENT DEALERS DIGEST, May 25, 1998.

[34] See Exhibit 1.

such as *Corporate Governance Highlights* and *Investor Relations Business*; a number of these articles are enclosed in Exhibit 2. In addition, the effects of option compensation on earnings, management incentives, and shareholders' economic interests has been widely studied in a broad range of academic articles. Enclosed as Exhibit 3 is a list of selected articles in academic journals addressing this issue.

The option compensation debate has captured widespread attention, with almost every conceivable economic stakeholder weighing in on the debate. For instance, the NYSE and Nasdaq, both considering strengthening shareholder voting requirements for equity compensation plans, have received more than 160 letters[35] and 239 letters,[36] respectively, expressing views on shareholder voting on option compensation plans. Copies of selected letters received by the NYSE and Nasdaq are included in Exhibit 4, enclosed.

Voting requirements for stock option plans are advocated by groups representing institutional investors, notably including the Council of Institutional Investors. Advocates range from such large institutional holders as the State of Wisconsin Investment Board to smaller investors such as the Plumbers and Pipefitters National Pension Fund, and IUE Local 1140. The NYSE Task Force Proposal has also prompted responses from groups representing senior executives such as Financial Executives International ("FEI") and the American Society of Corporate Secretaries. Notably, the FEI, a leading international organization of 15,000 members including CFOs, controllers, treasurers, tax executives and other senior financial executives, voiced support for a shareholder voting requirement, noting that "because such plans have the potential for diluting the ownership interests of existing shareholders, existing shareholders should have the right to approve them."[37] Even some large corporations issuing significant numbers of options to employees have supported shareholder voting on these plans. Microsoft and Cisco have expressed support for the NYSE proposal, [38] and Kodak recently sought shareholder approval for an option exchange on a broad-based plan even though not required to do so by current rules, deeming such a vote a matter of "sound corporate governance."[39]

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[35] Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy, http://www.nysel.com/pdfs/policy.pdf (Oct.1999) at 1.

[36] Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (October 2, 2001). Copies of selected letters received by the NYSE, Nasdaq, and the IASB are attached as Exhibit 4.

[37] Letter from Philip D. Ameen, Chair, Committee on Corporate Reporting, Financial Executives International, to Robert Aber, Senior Vice President and Sara Bloom, Associate General Counsel, The Nasdaq Stock Market, Inc. (Dec. 10, 2001).

[38] Letter from Phillip P. Livingston, President and CEO, Financial Executives International, to Paul Volcker, Chairman Board of Trustees, International Accounting Standards Committee, (Feb. 11, 2002).

[39] *Kodak Schedules Shareholder Vote on Option Plan*, N.Y. TIMES, Dec. 28, 2001 at 4.

Surprisingly, many of the compensation consulting firms that played such a large role in the proliferation of option compensation plans have now conceded that such compensation is out of control. Pearl Meyer, the president of Pearl Meyer & Partners, has acknowledged that "[w]e've overdosed" on stock option compensation.[40] Similarly, the Council of Institutional Investors, which had previously opposed accounting changes relating to the disclosure of option plans on financial statements, now advocates those changes because "the size of option grants ha[s] gotten out of control."[41]

Because the issue of option compensation has been at the forefront of the corporate governance agenda in the past several years, it has also been the focus of a number of significant legislative and regulatory initiatives. The debate over stock option compensation implicates fundamental questions of good corporate governance. Nasdaq spokesman Scott Peterson has noted that the issue of shareholder voting on option compensation puts at stake the "rightful balance between shareholder and management interests and, in the end, public confidence."[42] Similarly, former Chairman Levitt deemed the issue a "matter of fundamental fairness and good corporate governance."[43] The issues raised by this particular form of compensation clearly extend beyond the scope of ordinary business.

The remarkable escalation in stock option compensation within the past several years has triggered a number of significant reform proposals by the major stock exchanges, the FASB, the IASB, the SEC and, most recently, Congress. In 1998, the NYSE, acknowledging that its rule on broad-based plans had stirred great controversy and policy concerns, formed a Special Task Force on Stockholder Approval Policies (the "NYSE Task Force") to study the issue of shareholder approval of equity compensation plans. In 1999, the NYSE Task Force presented a proposed new rule that would require shareholder approval for "broad-based" equity compensation plans potentially involving material dilution of shareholder equity, regardless of participation of officers and directors under such plans. The NYSE Task Force explicitly noted the significance of the policy issues raised by equity compensation, noting that "the role of shareholders in the authorization of stock option plans...is now at the forefront of the corporate

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[40] Ruth Simon & Ianthe Jeanne Dugan, *Options Overdose—Use of Stock Options Spins Out of Control; Now a Backlash Brews*, WALL ST. J., June 4, 2001.

[41] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, Feb. 14, 2002.

[42] Kathy Kristoff, *Outgoing SEC Chief Urges Shareholder Say on Stock Grants*, CHI. TRIB., Jan. 28, 2001.

[43] Chairman Arthur Levitt, Remarks Before the Federal Reserve Bank of New York (Dec 12, 2000).

governance agenda."[44] Nasdaq has also requested comments on the NYSE Task Force Proposal and continues to be engaged in a high-level evaluation of the issue.[45]

Although neither exchange has adopted the proposed rule, the prominence and intensity of the debate surrounding this proposal clearly demonstrates the importance of the issues raised by shareholder voting on equity compensation plans. Notably, former SEC Chairman Arthur Levitt advocated the adoption of the rule as "a matter of basic corporate fairness"[46] and current Chairman Harvey Pitt has publicly criticized Nasdaq's delay in implementation of new rules.[47]

The new SEC enhanced disclosure requirements for equity compensation plans[48] also validate the corporate governance and equity dilution concerns raised by such plans. The new rules explicitly require the filing of any equity compensation plan not approved by shareholders.[49] In releasing these rules, the SEC specifically noted the dilutive effects of equity compensation plans, indicating that such plans "may result in a significant reallocation of ownership...between existing security holders and management and employees."[50] The SEC further noted that "as approval requirements have been relaxed and as opposition to these plans has grown, an increasing number of registrants have adopted stock option plans without the approval of security holders, thus potentially obscuring investors' ability to assess the dilutive effect of a registrant's equity compensation program."[51] Because these new rules were explicitly designed to cover *all* equity compensation plans, and not just equity compensation plans

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[44] Letter from Catherine R. Kinney, Group Executive Vice President, Competitive Position Group, NYSE, to Corporate Secretaries of Listed Companies 1 (Dec. 20, 2000), http://www.nyse.com/pdfs/policy.pdf.

[45] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans" (Oct. 2, 2001).

[46] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, htpp://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001).

[47] Vicky Stamas, *Markets: Option-Disclosure Rule Ok'd; Securities: SEC Requires Firms to Tell Shareholders More About Stock Offered to Workers in Compensation Plans*, L.A. TIMES, DEC. 30, 2001 at C4.

[48] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189, available in LEXIS, 2001 SEC LEXIS 2664 (Dec. 21, 2001).

[49] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[50] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (Dec. 21, 2001).

[51] Id.

covering executives or directors, the rules demonstrate that legitimate shareholder policy concerns about such compensation are not limited to plans covering solely officers and directors.

The SEC's role both in encouraging the implementation of the NYSE Task Force reform proposal and in requiring disclosure of equity compensation plans through its own rulemaking highlights the policy significance of the debate surrounding option compensation plans. While SEC action alone may not be sufficient to constitute evidence of a widespread debate, the regulatory stance taken by the SEC towards option compensation plans is certainly consistent with the notion that such plans present singular policy, economic and corporate governance concerns—not ordinary business.

As equity-based compensation has become the focus of greater public attention, the issue of stock option accounting has prompted both international and U.S. accounting reform proposals. Despite the defeat of the FASB's early efforts to reform the accounting treatment of stock options in 1994,[52] continuing attempts at reform demonstrate that this is clearly a live issue and still the subject of active discussion and debate. The IASB has expressed the view that companies should be required to reform their treatment of stock options on their financial statements to recognize stock option compensation as a corporate expense.[53] Moreover, within the past several weeks, calls for stock option reform have reached the Senate, as the Enron scandal has focused attention on the accounting and tax treatment of stock options. This reform effort has been energized by news accounts revealing that Enron claimed $600 million in tax deductions for stock options in the past five years without reporting those options as an expense on its financial statements.[54] In the past several weeks, capitalizing on this heightened public attention on stock option compensation, Senators Levin (D-Mich.), McCain (R-Ariz.) and Fitzgerald (R-Ill.) proposed legislation to change the way that stock options are reported on financial statements.[55]

Unlike the accounting reforms under consideration by Congress and the IASB, the Proposal is fundamentally addressed at shareholder voting rights rather than financial disclosure. However, both the Proposal and the accounting reforms recognize that shareholders have a fundamental and legitimate economic interest in the use of such plans.

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[52] Bill Alpert, *Will Tech Companies Get Called on Options?*, BARRON'S TECH. WK., Feb. 11, 2002 (One observer noted that FASB accounting reformers "were bullied into retreat by New Economy executives, financiers and their political allies").

[53] Phyllis Plitch, *Enron's Fall May Aid Push for International Stock Option Rules*, DOW JONES ENERGY SERVICE, Jan. 31, 2002.

[54] Dawn Kawamoto, *Senate Bill Could Stymie Stock Options*, N.Y. TIMES, http://www.nytimes.com/cnet/CNET_0-1007-200-88026657.html.

[55] Id.

II. The CREF Proposal has not been "substantially implemented" under Rule 14a-8(i)(7), and is not excludible on that basis.

Wilson Sonsini argues that the CREF Proposal may be excluded from the proxy statement on the basis that the Company "has already substantially implemented" the Proposal. The No-Action Request contends that because the Company has in the past submitted most of its equity compensation plans for approval—that is, all plans except for the Nonstatutory Stock Option Plan—it has already "substantially implemented" the Proposal. This argument is deficient in several respects and ignores the fact that shareholder approval of these other plans was either necessary to receive a desired tax treatment under the Internal Revenue Code of 1986, as amended, or required under the Nasdaq rules or other applicable regulations.

If the Proposal has already been "substantially implemented," then one has to wonder what the Task Force Proposal and new SEC disclosure rules are all about. Indeed, these initiatives seek essentially the same result as the CREF Proposal—providing information to shareholders about non-approved plans and giving shareholders a voice in the use of all equity-based plans.

Although Autodesk has other equity compensation plans, the Nonstatutory Stock Option Plan clearly is a significant source of stock options currently being awarded at the Company, and it is one of only two stock option plans geared to employees. The plan, which has not been approved by Autodesk shareholders, currently authorizes the issuance of 8.45 million shares, which represents 15.7% of shares outstanding as of April 2001. The Proposal most certainly has not been substantially implemented.

III. The CREF Supporting Statement is not misleading, nor does it omit material facts.

The Supporting Statement is not false or misleading. The Company's argument to the contrary essentially contends solely that there are counter-arguments to the views expressed by CREF. However, CREF is under no obligation to provide counter-arguments to its own position in the strictly limited 500 words allowed to the proponent under Rule 14a-8. The Company is at liberty to present those counter-arguments in its proxy statement response to the resolution. Contrary to assertion in the No-Action Request, the Supporting Statement does not indicate that there is any legal requirement or exchange rule requiring approval of the Nonstatutory Stock Option Plan. On the contrary, the statement makes clear that the proponent is raising an issue of the Board's discretion. There is no implication whatsoever that Autodesk is in violation of Nasdaq rules.

IV. Conclusion

The use of equity compensation plans has a direct and significant impact on shareholders' most fundamental rights as equity holders. The debate surrounding this issue has spanned over a decade, intensifying significantly within the past few months and weeks, and has been joined by virtually all major relevant regulatory and legislative bodies as well as the media. The enclosed evidence demonstrates that this debate has captured the attention of corporate management, academic researchers, large institutional investors, and groups representing smaller individual investors. Furthermore, the evidence and summaries enclosed as exhibits also demonstrate the depth and breadth of the attention given to this issue in the general media, academic publications, and specialized business publications, clearly documenting a widespread and vigorous public debate. Surely this issue raises precisely the kind of policy concerns meant to be excluded from the ordinary business operations exception. Accordingly, the Company should not be permitted to exclude the proposal as ordinary business under Rule 14a-8(i)(7), nor under any of the other exceptions to Rule 14a-8.

Thank you for your time and attention to this matter. If you have any questions or need any additional information, please do not hesitate to call me at (212) 916-4232.

Sincerely,



Peter C. Clapman

cc: Marcia K. Sterling
Senior Vice President and General Counsel
Autodesk, Inc.
20400 Stevens Creek Blvd., Suite 600
Cupertino, CA 95014-2217

Don S. Williams
Wilson Sonsini Goodrich & Rosati
650 Page Mill Road
Palo Alto, CA 94304-1050

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Autodesk, Inc.
Incoming letter dated February 26, 2002

The proposal requests that Autodesk's board submit to shareholder vote all equity compensation plans that would materially increase potential dilution to shareholders.

There appears to be some basis for your view that Autodesk may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Autodesk omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Autodesk relies.

Sincerely,



Jennifer Gurzenski
Attorney Advisor